Westfield

16 October 2008

WESTFIELD GROUP OPENS WESTFIELD DONCASTER – NEW FLAGSHIP CENTRE IN VICTORIA

MEDIA RELEASE

SYDNEY: Westfield Group, together with its joint venture partner LaSalle's Asia Property Fund, today opened the redeveloped Westfield Doncaster shopping centre in Melbourne on time, fully leased and ahead of the project's financial forecasts.

The $600 million redevelopment has more than doubled the size of the centre to 120,000 square metres with approximately 420 stores, creating one of Melbourne's premier retail destinations in the city's affluent eastern suburbs.

Westfield Doncaster, officially opened by the Premier, The Hon. John Brumby, is set to become the Group's flagship centre in Victoria, joining our premium centres at Bondi Junction in Sydney, Century City in Los Angeles, the San Francisco Centre and Westfield London which opens in two weeks. These centres represent landmark destinations that the Group is creating through innovative development globally.

The Doncaster project has been delivered at a yield of 8.75%. This yield has exceeded the Group's target yield range of 7.75-8.25% and has been achieved from increased rental income as well as construction cost savings.

The new Westfield Doncaster will serve its high-income trade area with a selection of leading local and international designer brands, a new David Jones, a refurbished Myer, Coles and Safeway supermarkets, Target and Big W discount department stores, a fresh food market, restaurants, food court and state-of-the-art Village Cinemas.

The centre also features a range of high quality 'luxury' retailers, as well as a number of new customer service initiatives together with parking for 5,000 cars.

Westfield Group Managing Director, Steven Lowy, said he was particularly pleased with the Group's achievement at Doncaster in developing such a high quality project, fully leased, in the current environment.

ENDS

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 5,000 staff worldwide. It has investment interests in 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing in excess of 23,000 retail outlets. With a total value of assets under management of more than A$60 billion, the Westfield Group is the largest retail property group in the world by equity market capitalisation.

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